Japanese-language Annual Securities Report for the fiscal year from April 1, 2024 through March 31, 2025, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 18, 2025, and which includes the following:

I.	Corporate information

A.	Corporate overview

1.	Five-year history of changes in major business indices

2.	History of the company

3.	Overview of business

4.	Associated companies

5.	Employee information

B.	Business

1.	Management policies, business environment and issues to be addressed

2.	Approach to and initiatives towards sustainability

3.	Risk factors

4.	Discussion and analysis of financial condition, results of operation and cash flows

5.	Material contracts
6.	Research and development

C.	Capital assets

1.	Overview of capital expenditure

2.	Important capital assets

3.	Plans for new construction projects and disposition of facilities

D.	Company information

1.	Share information

a.	Total number of shares

b.	Stock acquisition rights

c.	Exercise of moving strike convertible bonds

d.	Number of shares outstanding, changes in capital stock

e.	Shareholder information

f.	Major shareholders

g.	Voting rights

h.	Details of the executive and employee stock ownership program

2.	Share repurchases

3.	Dividend policy

4.	Corporate governance

E.	Financial information

1.	Consolidated financial statements

a.	Audited consolidated financial statements

1)	Consolidated statement of financial position

2)	Consolidated statement of income and consolidated statement of comprehensive income

3)	Consolidated statement of changes in equity

4)	Consolidated statement of cash flows

5)	Significant accounting policies and notes to consolidated financial statements

6)	Supplementary statements

b.	Other

2.	Unconsolidated financial statements

a.	Audited unconsolidated financial statements

1)	Unconsolidated balance sheets

2)	Unconsolidated statements of income

3)	Unconsolidated statements of changes in net assets

4)	Significant accounting policies and notes to unconsolidated financial statements

5)	Supplementary statements

b.	Major assets and liabilities

c.	Other

F.	Share handling information

G.	Reference materials

1.	Parent company information

None

2.	Other information

II.	Information on guarantors

None

Auditors Reports